40-33



AIM INTERNATIONAL MUTUAL FUNDS

811-06463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 4, 2005




05060953


RECEIVED
MAY 16 2005
183
PROCESSING
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Fund Derivative Plaintiffs' Supplemental Memorandum in Response to *All* of the Supplemental Briefs in the INVESCO Funds Sub-Track** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes

PROCESSED
JUL 26 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-050405SEC.doc
050405 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION **INVESCO FUNDS SUB-TRACK**	**MDL-1586** **Case No. 04-MD-15864-FPS** **(Hon. Frederick P. Stamp, Jr.)**

FUND DERIVATIVE PLAINTIFFS' SUPPLEMENTAL MEMORANDUM IN RESPONSE TO *ALL* OF THE SUPPLEMENTAL BRIEFS IN THE INVESCO FUNDS SUB-TRACK

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
Haverford, PA 19081
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS, LLP
Stanley M. Grossman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

TABLE OF CONTENTS

Page(s)

I. INTRODUCTION AND STATEMENT OF FACTS 2

II. THE INDEPENDENT TRUSTEES SECTION 36(b) ARGUMENT HAS NO RELEVANCE TO THE FUND DERIVATIVE COMPLAINT 8

III. DESPITE THE TRUSTEES' ARGUMENTS TO THE CONTRARY, PLAINTIFFS HAVE SUFFICIENTLY ALLEGED DEMAND FUTILITY 9

Demand Is Excused Because Plaintiffs Have Plead Particularized Facts That Raise A Reasonable Doubt That The Trustees Could Have Impartially Considered Demand 10

IV. PLAINTIFFS' IAA CLAIMS ARE PLEAD WITH PARTICULARITY PURSUANT TO RULE 9(b) AND ADEQUATELY ALLEGE SCIENTER 12

V. PLAINTIFFS HAVE STANDING TO SUE ON BEHALF OF THE AIM/INVESCO FAMILY OF MUTUAL FUNDS 13

A. The ICA And Delaware Law Confer Standing To Sue On Behalf Of Investment Companies 13

B. Plaintiffs Have Article III Standing Because The Entire AIM/Invesco Fund Family Was Damaged By Market Timing And Late Trading 14

VI. PRITCHARD'S MOTION TO DISMISS FOR LACK OF JURISDICTION SHOULD BE DENIED 15

VII. CONCLUSION 16

TABLE OF AUTHORITIES

CASES **Page(s)**

In re Baxter International, Inc. Shareholders Litigation,
654 A.2d 1268 (Del. Ch. 1995)....................12

In re Burlington Coat Factory Securities Litigation,
114 F.3d 1410 (3d Cir. 1997)....................9

Chambers v. Time Warner, Inc.,
282 F.3d 147 (2d Cir. 2002)....................9

Karlin v. Amvescap PLC, et. al.,
Case No. 03-2406 (D. Colo. Nov. 28, 2003)....................9

Kramer v. Time Warner, Inc.,
937 F.2d 767 (2d Cir. 1991)....................9

STATUTES

15 U.S.C. § 80a-15(c)....................11

Fed. R. Civ. P. 9(b)....................12

Fed. R. Civ. P. 23.1....................9, 10

The Fund Derivative Plaintiffs submit this supplemental brief in response to the supplemental briefs filed by the following defendants in the AIM/Invesco Sub-Track:

1. The Invesco Defendants.[1]

2. The Invesco Independent Trustees[2] and Fund Registrants.[3]

3. Bank of America Corporation ("BOA"), Bank of America, N.A.("BANA"), and Banc of America Securities, LLC ("BAS") (together, the "BOA Defendants").[4] BAS is registered as an investment adviser and in its capacity as broker-dealer, executed and cleared late and timed orders in the AIM and Invesco Funds. Compl., ¶¶ 31(e), 94-122. BOA is the indirect parent of BAS. *Id.*, ¶ 21(f).

4. Bear Stearns & Co. Inc. ("Bear Stearns")[5] is a global investment bank and securities trading and brokerage firm that knowingly participated in late trading

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[1] The Invesco Defendants are: (1) Amvescap PLC; Invesco Funds Group, Inc.; Invesco Distributors Inc.; Invesco Institutional (N.A.) Inc.; Invesco Assets Management Ltd.; Invesco Global Assets Management (N.A.), Invesco Distributors, Inc., AIM Advisors, Inc, and AIM Distributors, Inc. (*id.*, ¶¶ 21(a)-(k) (collectively, the "AIM/Invesco Managers" or the "Managers"); and (2) the Invesco Officer Defendants: Mark H. Williamson ("Williamson"); Raymond R. Cunningham ("Cunningham"); Timothy Miller ("Miller"); Thomas Kolbe ("Kolbe"), and Michael Legoski ("Legoski"), and Michael Brugman ("Brugman"). *Id.*, ¶¶ 21(l)-(q)). The Fund Derivative Complaint also names as defendants AIM Management Group; AIM Investment Services, Inc.; and Fund Management Company (*id.*, ¶ 21(g), (i), (k)), but these defendants have not joined in the Invesco Defendants' supplemental brief.

[2] The Invesco Independent Trustees are: (1) Fred A. Deering, Victor L. Andrews, Ph.D., Bob R. Baker, Lawrence H. Budner, James T. Bunch, Gerald J. Lewis, John W. McIntyre, Larry Soll, Ph.D., Ronald L. Grooms, William J. Galvin Jr. (*id.*, ¶ 21(r)-(aa)), who were the Independent Trustees of the Invesco Funds prior to their consolidation with the AIM Funds in November 2003 (*id.*, ¶ 21(4)-(aa); and (2) Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischiling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, and Owen Daly II (*id.*, ¶ 21(cc)-(mm)), who were the Independent Trustees of the pre-consolidation AIM Funds.

[3] The Fund Registrants are all of the investment companies registered under the ICA that are comprised of the Invesco and AIM Funds (*id.*, ¶ 32), which the Fund Trustees represent "are statutory trusts incorporated in Delaware." Ind. Tr. Br. at 1, n. 2.

[4] The BOA Defendants (in non-BOA Sub-Tracks) argue that the Fund Derivative Plaintiffs have no standing to sue because they do not own each and every AIM and Invesco Fund. The BOA Defendants' arguments add nothing of substance to the arguments in the Fund Defendants' Omnibus Briefs and should be rejected. *See* Pl. Om. Br. at 76-82. The BOA Defendants' wrongdoing with respect to the AIM and Invesco mutual funds is set forth in paragraphs 110 to 120 of Plaintiffs' Consolidated Amended Fund Derivative Complaint in the AIM/Invesco Sub-Track (the "Complaint" or "Compl.").

[5] Bear Stearns purports to submit a supplemental memorandum in support of the Broker Dealer Intermediary Defendants' Motion to Dismiss, yet nowhere addresses the Fund Derivative Complaint. Plaintiffs respectfully refer the Court to the section of their Omnibus Brief addressing the Broker-Dealers' arguments. *See* Pl. Om. Br. at 5A-55.

and market timing activity in the Invesco Funds. Compl., ¶¶ 31(g), 320, 323-325, 332.

5. JP Morgan Chase & Co., JP Morgan Securities Inc. and JP Morgan Chase Bank Inc. (collectively "JP Morgan")[6] is a provider of global financial services including investment banking, securities and other financial services. *Id.*, ¶ 31(p).

6. Pritchard Capital Partners LLC ("Pritchard")[7] is a broker-dealer who is alleged to have late traded and market timed the funds in the Invesco and AIM Funds. *Id.*, ¶¶ 31(r), 109, 120-122.

Plaintiffs respond below only to those portions of defendants' supplemental briefs that are directed to the Fund Derivative Complaints and only to those arguments not addressed in the Fund Derivative Plaintiffs' Corrected Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants and Trader Defendants ("Plaintiffs' Omnibus Brief") or (Pl. Om. Br."), which plaintiffs adopt and incorporate by reference herein.

I. INTRODUCTION AND STATEMENT OF FACTS

For most of the relevant time period alleged in the Complaint, AIM and Invesco were separate families of mutual funds, under the common control of Amvesco. Compl., ¶ 22. Amvesco consolidated AIM and Invesco under the "AIM" name as of November 25, 2003. *Id.* Prior to the consolidation, the investment companies that offered Invesco funds were Maryland corporations. AIM was comprised of nine Delaware trusts, which offered mutual funds as "series" of the trusts, and ten Maryland corporations. *Id.* Currently, the AIM family (the "Funds" or "Fund Family") consists of 19 registered investment companies, all of which are

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[6] JP Morgan relies on the Broker-Dealer Intermediary Defendants' motion to dismiss, which incorporates portions of the Fund Defendants' Omnibus Brief. All of the arguments in those briefs are addressed in the Plaintiffs' Omnibus Brief. Accordingly, Plaintiffs respond by incorporating all of the arguments set forth in Plaintiffs' Omnibus Brief.

[7] Pritchard moves to dismiss the Complaint for, among other reasons, lack of demand and standing, adopting and incorporating the relevant arguments in the Fund Defendants' and Broker-Dealers' omnibus briefs; these arguments are addressed in Plaintiffs' Omnibus Brief. Pritchard's argument that this Court lacks personal jurisdiction is addressed in Section VI below.

Delaware Trusts, under the Invesco and AIM brand names, with combined assets of over $148 million. The 19 Trusts offer 40 different "series" of mutual funds. The Trusts all share the same 12 Trustees. *Id.* Plaintiffs are shareholders of several funds that were part of the AIM and Invesco families, and are now part of the combined Fund Family, *id.*, ¶ 20, and because the Fund Families were unincorporated associations before and after the consolidation on November 25, 2003, plaintiffs have standing to maintain this action on behalf of all of the Funds. *See* Pl. Om. Br. at 76-80.

Plaintiffs bring this action derivatively on behalf of the Funds to seek redress for the harm inflicted on the Funds by their Managers, who breached their fiduciary duties to the Funds, and by third parties – such as traders, broker-dealers and other intermediaries – all of whom participated in a manipulative scheme to enrich themselves at the expense of the Funds through late trading and market timing. *Id.*, ¶¶ 1-2. Plaintiff also seek redress for the harm caused by the Trustees of the Funds who, despite knowing of the harm caused by late trading and market timing, approved the Management Contracts and fees year after year without investigating whether the Managers were fit to act as fiduciaries for the Funds and otherwise failed to take any action to detect and prevent late trading and market timing in the Funds. *Id.*, ¶ 502.

Late trading and market timing were pervasive in both the Invesco and AIM Fund Families. From at least 2000 through July 2003, the Invesco Managers and AIM Managers entered into timing agreements with third parties with the understanding that the market timers would make long-term investments, so-called "sticky assets," in certain non-timed Invesco and AIM Funds. *Id.*, ¶¶ 264-300. As a result of these agreements, the Managers collected unearned management fees and other compensation from the timed funds and the "sticky assets" in the other funds they managed, in flagrant violation of their fiduciary duties. *Id.*, ¶¶ 301-305. The

Managers knew that the timing activity was harming the Funds, because it diluted the value of the shares, disrupted the management of the Funds' investment portfolios and caused the targeted Funds to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timers. *Id.*, ¶¶ 291-295. Indeed, during the period of late trading and timing, Invesco's Chief Compliance Officer wrote to defendant Cunningham, the President and CEO of Invesco, that:

> ***By causing frequent inflows and outflows, market-timing investors impact the investment style of a Fund.*** For example, a portfolio manager may need to buy or sell securities or hold cash at times that are contrary to his or her views of the best strategy in the current market, or may even invest in securities that provide extreme liquidity at the expense of performance. ***In short, market timers can and do interfere with a portfolio manager's decision-making process. Virtually every portfolio manager at INVESCO would concede that he or she has had to manage Funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash flows could be better spent picking securities and developing long-term strategies.***

Id., at ¶ 295 (emphasis added).

Market timing at Invesco was such an institutionalized practice that the Invesco Managers had a "timing desk" and a hierarchy for soliciting, negotiating, and approving timing arrangements that went up to Invesco's CEO. *Id.*, ¶ 264. The Invesco Managers even had a special policy they formulated that applied only to market timers, which they referred to as the "Special Situations" policy. *Id.*, ¶ 266. Indeed, there was an application form that timers were expected to complete. *Id.*, ¶ 268-269. None of the "Special Situations" timers had written agreements with Invesco, however, because the Managers wanted to make sure the timing in the Invesco Funds, and the Special Situations policy itself, remained secret (*id.*, ¶ 267), because timing was inconsistent with Invesco's prospectuses that limited exchanges to four times per year. *Id.*, ¶¶ 273, 287, 289. In the summer of 2002, the amount of timing assets at Invesco was nearly ***$1 billion***. *Id.*, ¶ 269. In a January 2003 memorandum, Defendant Legoski, Assistant Vice-President of Invesco and the head of its "timing desk," reviewed the particular Invesco Funds that were most frequently timed and noted, ***"you will find timing in every one of our funds to some extent. Except those with redemption fees where the fee has not been waived."*** *Id.*, ¶ 270 (emphasis added). Of course, redemption fees were regularly waived for the professional timers who were part of the Special Situations program. *Id.*

The market timing at Invesco was so egregious that in the December 2, 2003 complaint filed by the Securities and Exchange Commission ("SEC") against IFG and Cunningham, the SEC charged that from June 2001 to June 2003, IFG permitted Canary Capital Partners ("Canary") to make ***141 exchanges*** in the Invesco Dynamics Fund alone totaling ***$10.4 billion***. *Id.*, ¶ 278. Contrary to the Fund Defendants' claim, the AIM Managers also were implicated in late trading and market timing. They secretly entered into at least 10 negotiated market timing agreements with select investors, allowing them to time AIM Funds. *Id.*, ¶ 297. The AIM Managers also offered Canary timing capacity in the AIM Funds, which Canary refused. *Id.*, ¶ 287.

On September 8, 2004, the SEC and the New York Attorney General ("NYAG") announced a million joint settlement in principle with the Invesco and AIM Managers in connection with the market timing that occurred in the Invesco and AIM Funds, respectively. The monetary settlement was for $450 million, and the Managers agreed to reduce fees charged to investors by $75 million over the next five years. IFG reached a separate settlement with the Colorado Attorney General, which had also instituted a regulatory proceeding against it, for $1.5 million to cover attorneys' fees and investor education. *Id.*, ¶ 299.

On September 9, 2004, the SEC and NYAG announced a tentative settlement with defendant Cunningham that required him to pay a $500,000 penalty, banned him from the securities industry for two years, and barred him from serving as an officer or director in the securities industry. *Id.*, ¶300. Defendant Kolbe, the Senior Vice President of National Sales, had earlier settled with the SEC and agreed to be barred from acting as an investment adviser and to pay a civil penalty of $150,000. The SEC also settled with Miller, the Senior Portfolio Manager and Chief Investment Officer, and Legoski, the head of Invesco's "timing desk," barring each from the securities industry for at least one year and ordering them to pay $150,000 and $40,000, respectively. *Id.*, ¶ 298.

Even in the absence of formal discovery, plaintiffs have uncovered evidence of additional wrongdoing beyond what was alleged in the regulatory actions and discharged by the regulatory settlements. As alleged in the Complaint, timers, including Canary and others, not only made secret arrangements to time both the Invesco and AIM Funds directly with the Managers, but also made illicit arrangements through broker-dealers and other intermediaries. *Id.*, ¶¶ 79, 84, 91. These third parties who offered timing capacity were compensated by both the Managers – meaning that the Managers were soliciting timing if not late trading business – and the market timers. *Id.*, ¶¶ 87, 89. The intermediaries who offered late trading and timing capacity in the Funds to market timers and/or who timed the Funds themselves include: the BOA Defendants[8]

[8] In order to facilitate late trading and timing of mutual funds through its trading platform, BAS created a special electronic trading system – colloquially referred to as "the box" – which it provided to certain market timers, broker-dealers and other intermediaries. Compl., ¶ 94-120.

(*id.*, ¶¶ 94-111); the Aurum Defendants;[9] Trautman Wasserman & Co., Inc. ("Trautman") (¶¶ 117-119); Pritchard (¶¶ 120-122); and countless others.[10]

Aurum, Trautman and Pritchard – just three of the many third parties involved in the wrongdoing – executed nearly ***$1.7 billion*** of late trading and market timing trades in the Funds though the BOA box. *Id.*, ¶¶ 110, 115-120. While the Fund Defendants call Plaintiffs' allegations of late trading and timing in the pre-merger AIM Funds "almost laughable" (Fund Defs. Br. at 7), the Complaint alleges that of that $1.7 billion over ***$844 million in late trading and timing dollars were funneled through the AIM Funds,*** hardly a laughable amount. *Id.*, ¶ 110. Canary's late trading and timing of the Invesco Funds through the box alone totaled another ***$6.6 billion***, including almost $23 million in the AIM Funds. *Id.*, ¶¶ 111, 118. After discovery, still more late trading and marketing timing, and misconduct by third parties, may be uncovered.

The Fund Defendants accuse plaintiffs of "conflating" late trading and market timing, but the Complaint alleges otherwise. Fund Defs. Br. at 7. The Complaint details the timing arrangements solicited and negotiated by the faithless Managers, as well as the late trading and market timing trades executed by Canary, Aurum and other third parties through the BAS box, and alleges that the Managers paid or received wrap fees – indicating their knowledge of the illicit trading – on at least some of those transactions. *Id.*, ¶¶ 121, 269. The box, of course, facilitated late trading. Even where late trading and market timing were "under the radar," the

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[9] Aurum Securities Corp. and Aurum Capital Management Corp. *Id.*, ¶¶114-116.

[10] The other third party wrongdoers include: Bear Sterns & Co Inc. (*Id.*, ¶¶ 320-325), Ryan Goldberg, Michael Grady (*Id.*, ¶¶ 320-322), Canadian Imperial Bank of Commerce (*Id.*, ¶¶ 326-328), Circle Trust Company (*Id.*, ¶¶ 329-331), Kaplan & Co. Securities (*Id.*, ¶¶ 332-334), Oppenheimer & Co. Inc. (*Id.*, ¶¶ 335-337), and Wall Street Discount (or Tija Management) (*Id.*, ¶¶ 338-341).

Managers knew of the activity due to the magnitude of the asset turnover and other detection methods, used by their "timing desk." *Id.*, ¶¶ 70, 122.

While the Managers not only condoned, but solicited, rapid traders to cause enormous harm to the Funds, they reaped a huge financial benefit for themselves. During the one year prior to the filing of the amended complaint in September 2004 – the late trading and timing is alleged to have taken place between at least 2000 and 2003 (*id.*, ¶¶ 264-300) – the Invesco Managers collected from the Invesco Funds over ***$219 million*** in fees and other compensation, while the AIM Managers collected nearly ***$849 million*** in fees and compensation, while they were actively and knowingly violating their fiduciary duties to the Funds. *Id.*, ¶ 305.

These allegations constitute a sufficient factual predicate for all of plaintiffs' claims as a matter of law, including their claims under the ICA and the Investment Advisers Act of 1940 ("IAA"), and raise a reasonable doubt that the Trustees could have acted impartially in considering demand, if one had been made. The only "new" arguments defendants make in their supplemental briefs, as shown below, should be rejected.

II. THE INDEPENDENT TRUSTEES SECTION 36(b) ARGUMENT HAS NO RELEVANCE TO THE FUND DERIVATIVE COMPLAINT

The Invesco Independent Trustees and Fund Registrants argue that a Section 36(b) claim may not be maintained against them (Tr. Br. at 14), but that argument is irrelevant here because the Fund Derivative Complaint does not include a Section 36(b) claim against the Fund Registrants, on whose behalf this derivative action is brought, nor against the Independent

Trustees.[11] Plaintiffs' 36(b) claims are asserted against the Funds' Managers ***only***. Compl., ¶¶ 601-617.[12]

III. DESPITE THE TRUSTEES' ARGUMENTS TO THE CONTRARY, PLAINTIFFS HAVE SUFFICIENTLY ALLEGED DEMAND FUTILITY

The Trustees' arguments that they "are already taking reasonable steps to remediate any harm that may have been caused by market timing and late trading in the Funds" for purposes of Federal Rule of Civil Procedure 23.1 (Tr. Br. at 4) is a rehash of the arguments in the Defendants' Omnibus Brief and fails as a matter of fact and law. See Pl. Om. Br. at 35-41. The initial complaint in this case, *Karlin v. Amvescap PLC, et al.*, Case No. 03-2406 (D. Colo.), was filed on November 28, 2003 which is the relevant date for considering whether demand would have been futile. *Id.* at ¶ 40. By that time, the Trustees ***had done nothing***. The Trustees' reliance on certain public statements as evidence of the "reasonable steps" they purportedly took to "diligently" enforce the Funds' rights were all issued ***after*** the filing of the initial complaint, are irrelevant for purposes of the Rule 23.1 analysis, and cannot be considered by this Court for the additional reason that the documents are extraneous to the Complaint.[13] Moreover, these

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[11] The Independent Trustees were incorrectly named as "control persons" under Section 48(a) of the ICA and will be dismissed from that count of the Complaint.

[12] In response to the Fund Defendants' argument that plaintiffs have failed to state valid ICA claims, *see* Pl. Om. Br. 8-28.

[13] The documents attached as Exhibits A through F to the Declaration of Jay C. Gahdhi, the earliest of which is dated January 20, 2004 – well after the initial complaint was filed on November 28, 2003 – were not referenced in, quoted by, or relied upon by plaintiffs in the complaint and the Court therefore may not consider them on a motion to dismiss. *See, e.g., Chambers v. Time Warner, Inc.*, 282 F.3d 147, 153 (2d Cir. 2002) ("a plaintiff's reliance on the terms and effect of a document in drafting the complaint is a necessary prerequisite to the court's consideration of the document on a dismissal motion"). Even in cases where courts take judicial notice of public documents filed with the SEC, they only consider them to determine what the documents say and not for the truth of the matters asserted in them. *See Kramer v. Time Warner, Inc.*, 937 F.2d 767, 774 (2d Cir. 1991). *In re Burlington Coat Factory Securities Litigation*, 114 F.3d 1410, 1426 (3d Cir. 1997), cited by defendants, is inapposite because, as that court explained, "what is critical is whether the claims in the complaint are 'based' on an extrinsic document." Here, none of plaintiffs' claims are based on the documents defendants cite. In any event, Exhibit A
(footnote continued ...)

self-serving documents merely show that the Trustees supposedly intended to pursue remedies for the Funds, something ***which they still have not done.***

The Trustees also improperly seek to rely on the regulatory settlements, which also post-date the initial complaint, and are likewise irrelevant.

Even if the Court were to consider the settlements, however, the Trustees' purported "involvement" does not bar plaintiffs' derivative claims, because their so-called involvement is nothing more than rubber-stamping the ***Managers'*** selection of an Independent Distribution Consultant ("IDC") and his methodology for calculating losses sustained by investors.[14] *See* Pl. Om. Br. at 35-40. Likewise, the Trustees' receipt of a report written by the Independent Compliance Consultant after his review of the policies and procedures for deterring excessive short term trading by the ***Managers*** is not enforcement of the Funds' rights by the Trustees. Clearly, reading a report is not the same as suing wrongdoers to recover for harm to the Funds, which is the only action the Trustees could have taken that could have precluded a derivative action under Rule 23.1. *See* Pl Om. Br. at 39.

Demand Is Excused Because Plaintiffs Have Plead Particularized Facts That Raise A Reasonable Doubt That The Trustees Could Have Impartially Considered Demand

Contrary to the Trustees' claims, plaintiffs have sufficiently alleged demand futility under Delaware law, because there is a substantial likelihood of personal liability stemming from their

(footnote continued ...)
reveals that Amvescap's agreement to pay an undisclosed amount of restitution to the Funds **was the result of Amvescap's own investigation**, not based on any action taken by the Trustees, as the Trustees imply. Tr. Br. at 4.

[14] Far from being "material and integral participants" in the regulatory settlements (Tr. Br. at 4), the Trustees are "involved" in the settlements only to the extent that the IDC chosen by AIM Advisors and the Distribution Plan developed by the IDC has to be acceptable to "the independent board members of AIM Funds." SEC Order, ¶55. Moreover, the SEC Order does not require the IDC to consult with the ***Trustees*** in developing a distribution plan, as defendants claim, but with the ***AIM Managers***.

reckless failure to investigate the obvious signs of market timing and late trading in the Funds they were duty-bound to protect. Here, the Trustees had actual knowledge of the harm caused by timing because they signed prospectuses that limited the number of exchanges to four times per year, and retained the discretion to impose redemption fees. *Id.*, ¶ 289. Yet the Trustees buried their heads in the sand, while the Managers and third parties pillaged the Funds with more than $8.3 billion of late trading and market timing. The Trustees' substantial likelihood of liability for breach of fiduciary duty raises a reasonable doubt whether the Trustees could have impartially considered a demand; their disinterestedness would be compromised by the significant likelihood of their own personal liability. *See* Pl. Om. Br. at 54-55.

Moreover, the Funds' Declarations of Trust ***do not*** prevent a shareholder from bringing a derivative action, as the Trustees wrongly claim. Tr. Br. at 6. These documents simply state that the Trustees have control over the Trust property and the business of the Trust, and are free from the control of shareholders, which is consistent with the general rule that provides that trustees are responsible for managing the business and affairs of a trust. This does not mean that the Trustees are exempt from Delaware's law of demand futility, and the Trustees fail to cite to any authority that supports their incorrect argument.

Finally, the exculpatory provision in the Funds' Agreements and Declarations of Trust and Bylaws, which provides that a Trustee is not liable for acts, omissions, or obligations to the Trust, does not bar a finding of demand futility because the Complaint alleges that the Trustees ***recklessly*** disregarded their fiduciary duties to the Funds, which ***is not*** covered by the waiver of liability. *See* Exhibit E to Gandhi Decl., §8.1 (does not excuse liability for "gross negligence or reckless disregard of the duties involved in the conduct of his office with the Trust.").[15] Reckless and grossly negligent conduct is ***not*** covered by waivers of liability, and in any event, whether they apply are questions of fact that cannot be considered at the motion to dismiss stage. *See* Pl. Om. Br. at 59.

IV. PLAINTIFFS' IAA CLAIMS ARE PLEAD WITH PARTICULARITY PURSUANT TO RULE 9(b) AND ADEQUATELY ALLEGE SCIENTER

For the reasons set for in Plaintiffs' Omnibus Brief, the Invesco Defendants' argument that the Complaint fails to satisfy Rule 9(b) and fails to plead scienter is insufficient as a matter of fact and law. *See* Pl. Om. Br., pp. 63-64.

Plaintiffs have adequately placed defendants on notice of the circumstances they will have to defend at trial. The Complaint alleges which defendants were Managers to the Funds and thus subject to liability under the IAA.[16] *Id.*, ¶¶ 21, 306-313. The Complaint specifically alleges what wrongful acts were committed by the culpable defendants and what they obtained thereby: "the advisers to the Funds . . . also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the funds without disclosing that they permitted facilitated, encouraged or participated in the improper activity."

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[15] *In re Baxter Intern., Inc. Shareholders Litigation*, 654 A.2d 1268, 1269-1270 (Del.Ch. 1995), cited by defendants, is inapposite because the directors there were entitled to rely on their subordinates, whereas in this ICA case, the Trustees had an affirmative duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms" of any advisory contract, which they failed to do. 15 U.S.C. Section 80a-15(c). Moreover, in *Baxter,* the plaintiffs did not allege any conduct that fell outside of the exculpatory provision whereas here Plaintiffs have alleged gross negligence, which is not excused under the waiver of liability. 654 A.2d at 1269-1270; ¶ 502(j).

[16] The Fund Defendants' argument that plaintiffs "lump together" the Manager defendants (*i.e.,* advisers, sub-advisers, distributors, transfer agents) for purposes of their IAA claim, is incorrect. As set forth in Plaintiffs' Omnibus Brief, in the context of mutual funds, all service providers to the Funds, who receive fees from the Funds, generally are under the control of one ultimate parent, and the services they collectively provide are part and parcel of the "advisory services" provided by the advising entity. Pl. Om. Br. at 64-65. Here, Amvescap was the direct or indirect parent of all of the service providers to the Invesco and AIM funds. Compl., ¶ 21.

Id., ¶ 9.[17]

The Complaint also adequately alleges defendants' knowledge of the true facts and their intent to deceive. *See id.*, ¶¶ 64, 65078, 264-274. Even more specifically, plaintiffs allege that "[t]imers, the intermediaries, and the funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family." *Id.*, ¶¶ 80, 264-274. Plaintiffs also allege that defendants had even established a "timing desk" for ***"soliciting, negotiating and approving timing arrangements that went up to IFG's CEO, defendant Cunningham"*** and had a ***"well-oiled system for increasing fees from the Invesco Funds."*** ¶ 264 (emphasis added). Moreover, plaintiffs allege that defendants boasted that "there were 40 registered investment advisers" who had been providing timing clients to defendants for "over 10 years." *Id.*, ¶ 269.

Contrary to Fund Defendants' argument (Fund Defs. Br. at 7[18]), plaintiffs have also alleges with particularly the AIM Advisers'[19] fraud. The Complaint details the extent of timing in numerous AIM funds by defendants Aurum, Trautman, Pritchard and Canary, through the BAS box or on their own. *Id.*, ¶¶ 110-111, 115, 117-120. The Complaint also specifically alleged that AIM offered Canary "10 round trips per year" and made secret arrangements with 10

[17] *See also* ¶¶ 40, 81-89, 264-274, 301-305, 641.

[18] The Fund Defendants cite the blank paragraphs of the Complaint as a sign of "placeholders for claims they [Plaintiffs] otherwise fail to plead with respect to the AIM Funds." Fund Defs. Br. at 7. That, of course, is nonsense; the "placeholders" appear in all of the Fund Derivative Complaints to achieve uniformity in paragraph numbering across the numerous complaints that have been filed in this MDL for the convenience of the Court and the parties.

[19] The Fund Defendants admit, moreover, that during the period of timing some of the Invesco Defendants were associated with the AIM Funds. (Fund Defs. Br. at 3). Accordingly, the allegations against the Invesco Managers apply to misconduct in the AIM Funds as well, which is consistent with the allegations in the Complaint of excessive trading in ***both*** Funds.

timers. *Id.*, ¶¶ 287, 297. Plaintiffs have also alleged clearly the identities of the AIM Adviser Defendants. *Id.*, ¶ 21.

Not surprisingly, the Managers never disclosed to the Trustees and, in fact, affirmatively misrepresented in Fund prospectuses that market timing was not permitted in the Funds. *Id.*, ¶¶ 267, 289-290. Plaintiffs have pleaded the fraud with particularity and have adequately alleged scienter.

V. PLAINTIFFS HAVE STANDING TO SUE ON BEHALF OF THE AIM/INVESCO FAMILY OF MUTUAL FUNDS

A. The ICA And Delaware Law Confer Standing To Sue On Behalf Of Investment Companies

At a minimum, the Plaintiffs have standing to sue on behalf of the ***registered investment companies*** in which they own shares, not just those particular mutual fund series in which they purchased shares. *See* Pl. Om. Br., pp. 67-76. For the reasons stated in the Plaintiffs' Omnibus Brief, they also have standing to sue derivatively on behalf of the entire AIM and Invesco Fund Families. Before the consolidation, each was an unincorporated association.

The "AIM Family of Funds" is registered as a trademark and, until the recent integration with the Invesco family, the AIM family had its own board of trustees/directors that oversaw every fund in the family. *Id.*, ¶ 22. The AIM Funds negotiated with the same adviser, distributor, and other service providers and were operated as a single de facto entity. *Id.*, ¶ 22.

The "Invesco Funds Group" is also a trademarked name and, until the recent integration with the AIM family, the Invesco family had its own board of trustees/directors that oversaw every fund in the family. *Id.*, ¶22. All of the Invesco Funds negotiated with the same adviser, distributor, and other service providers and were operated as a single de facto entity. *Id.*, ¶ 22.

After the consolidation, the AIM Fund Family is also an unincorporated association. *See* Pl. Om. Br. at 76-80. As set forth above, the former AIM and Invesco Mutual Fund Families were merged and consolidated on November 25, 2003. *Id.*, ¶ 20. The entire Fund Family is overseen by a common board of Trustees, who meet at or about the same time for the entire Fund Family. *Id.*, ¶ 38. The entire AIM Fund Family negotiates with the same adviser, distributor, custodian, and transfer agent, and each investment company within the Fund Family has substantially identical agreements with these service providers. *Id.*, ¶ 38. As of October 2003, all funds in the former Invesco and AIM families share the common AIM name, and the former Invesco website (www.InvescoFunds.com) no longer has individualized content but rather links to the AIM website.

A. Plaintiffs Have Article III Standing Because The Entire AIM/Invesco Fund Family Was Damaged By Market Timing And Late Trading

The AIM Fund Family, the Invesco Fund Family, and the combined AIM/Invesco Fund Family, and each of their constituent investment companies, were harmed by market timing regardless of whether any particular fund was market timed. ¶¶ 251-263, 334, 335. Even with respect to non-timed or late traded funds, Plaintiffs allege that market timing resulted in: (a) cost increases resulting from market timing that are shared by timed and non-timed funds alike (¶¶ 4, 256); (b) transaction costs, tax liabilities, inefficient trading in portfolio securities, interest on borrowing, and increased expense ratios caused by investor redemptions relating to lost confidence (¶¶ 252-254, 257); (c) fees paid by funds that served as repositories for sticky assets (¶ 82); and (d) all fees paid under advisory and other agreements that would not have been approved had investments advisers and other fiduciaries disclosed their breaches of fiduciary duty (¶¶ 617, 633, 636, 644, 655, 661, 679, & 697). Accordingly, Fund Derivative Plaintiffs have Article III standing to sue on behalf of each and every fund in the pre-consolidation and post-consolidation AIM and Invesco Mutual Fund Families. *See* Pl. Om. Br. at 80-81.

VI. PRITCHARD'S MOTION TO DISMISS FOR LACK OF JURISDICTION SHOULD BE DENIED.

Pritchard moves to dismiss for lack of personal jurisdiction based on the mistaken assumption that plaintiffs in each action filed their amended complaints as new actions in the District of Maryland. This did not occur. Plaintiffs' amended complaints were filed in accordance with the Court's instructions in its September 24, 2004 letter, making the relevant states for jurisdictional purposes the states where the actions originally were filed, not Maryland. The initial complaint in this Sub-Track was filed in the District of Colorado. As the Fund Defendants note, one of the actions was filed in the District of Delaware, with respect to which suit some of the individual defendants "preserve and expressly do not waive their objections to personal jurisdiction in the event that the underlying lawsuit are returned to their transferor courts for trial." Dys. Br. at 10-11. While plaintiffs cannot object to a preservation of rights, plaintiffs do note that this Court has taken jurisdiction of all of the mutual fund cases for all – pretrial purposes under the MDL Order, and that the only issue currently before this Court is the sufficiency of the federal claims in the Fund Derivative and Class Plaintiffs' Consolidated Amended Complaints. These individual defendants' arguments have no place in this round of briefing. Pritchard does not argue that jurisdiction in any district other than Maryland is improper. Even if Pritchard did so, jurisdiction over Pritchard is proper in the Invesco Sub-Track because the District of Colorado is the jurisdiction where the Funds' Managers are located[20] and Pritchard intentionally directed its activities at these entities, availing itself of the benefits of the forum states.

[20] Invesco Funds Group, Inc. is headquartered at 7800 East Union Avenue, Suite 800, Denver, Colorado, 80237. Compl., ¶ 21(b); Invesco Assets Management Limited and Invesco Global Assets Management (N.A.) are located at 4350 South Monaco Street, Denver, Colorado 80237. *Id.*, ¶ 21(e) and (f).

VII. CONCLUSION

For all the foregoing reasons, as well as those set forth in Plaintiffs' Omnibus Brief, defendants' motion to dismiss should be denied.

Dated: May 2, 2005

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP

Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP

Stanley M. Grossman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

LILLEY & GARCIA LLP

Charles W. Lilley

Moses Garcia
1600 Stout Street
Suite 1100
Denver, Colorado 80202
(303) 293-9800

Fund Derivative Plaintiffs' Steering Committee

FARUQI & FARUQI LLP

Nadeem Faruqi
Shane Rowley
David H. Leventhal
320 East 39th Street
New York, NY 10016
(212) 983 - 9330

Fund Derivative Plaintiffs' Counsel

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